Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

June 23, 2022

Re:	MoneyLion Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed on June 10, 2022 File No. 333-263775

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E., Room 4415
Washington, DC 20549-4631

Att’n:	David Gessert J. Nolan McWilliams

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 (File No. 333-263775) (the “Registration Statement”) contained in the Staff’s letter dated June 22, 2022.

Set forth below is MoneyLion’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by MoneyLion’s response to the comment.

Amended Registration Statement filed June 10, 2022

General

1.	Refer to your response to comment 1. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Response: The Company confirms its understanding that the Staff’s decision not to issue additional comments with respect to the matter described in comment 1 of the Staff’s prior letter should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, including any conclusions the Company made, positions taken by the Company and practices engaged in by the Company with respect to this matter.

Confidential

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or Arisa Sin at (212) 450-3198 (arisa.sin@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Richard Correia

Adam VanWagner